

Mail Stop 4631

April 20, 2017

Via E-mail
Mr. Richard Dierker
Executive Vice President and Chief Financial Officer
Church & Dwight CO., Inc.
500 Charles Ewing Boulevard
Ewing, NJ. 08628

> **Re: Church & Dwight CO, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 24, 2017**
> **Form 8-K filed on February 7, 2017**
> **File No. 1-10585**

Dear Mr. Dierker:

We have limited our review to only your financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2016

Note 14. Commitments, Contingencies and Guarantees, page 79

1.   We note that in the ordinary course of business you are the subject of, or party to, various pending or threatened legal actions which could result in a material adverse outcome for which the related damages may not be estimable. If you are currently subject to any additional legal matters besides the complaint filed by Scantibodies Laboratory, Inc. for which you believe that it is reasonably possible that there could be a material adverse effect on your financial condition, results of operations and cash flows, please provide the disclosures required by ASC 450-20-50. This should include an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made.

2. We note that the Scantibodies Laboratory, Inc. matter originated in 2014. You have reserved an amount that you do not believe is material for this matter. Though the loss in excess of the amount accrued may be material, you are not able to estimate the amount of any such excess. In regards to this matter as well as any additional matters for which you believe it is at least reasonably possible that a material loss has been incurred but are unable to estimate the amount of loss, please supplementally tell us (a) the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (b) the specific factors that are causing your inability to estimate and when you expect those factors to be alleviated for each matter. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

Form 8-K Filed February 7, 2017

3. We note that your presentation of Adjusted Condensed Statements of Income for the three and twelve months ended December 31, 2016 appears to substantially represent full non-GAAP income statements. Please revise your presentation in order to comply with the guidance provided in Question 102.10 of the updated Compliance and Discussion Interpretations issued on May 17, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891, or in his absence, Nudrat Salik at (202) 551-3692 or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John Cash, *for*

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and Construction